 Integra Resources Corp.

Management's Discussion and Analysis

For the Three and Six-Month Periods Ended

June 30, 2019 and 2018

Expressed in Canadian Dollars

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2019 and 2018

This portion of this quarterly report provides Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three and six-month period ended June 30, 2019, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Integra Resources Corp. ("Integra", "we", "our" or the "Company"), our operations, financial performance and present and future business environment.

This MD&A has been prepared by management as at August 27, 2019 and should be read in conjunction with the unaudited (reviewed by the Company's auditors) interim condensed consolidated financial statements of Integra for the three and six-month periods ended June 30, 2019 and 2018 and the Company's audited consolidated financial statements for the years ended December 31, 2018 and 2017 prepared in accordance with International Financial Reporting Standards ("IFRS"). Further information on the Company can be found on SEDAR at www.sedar.com and the Company's website, www.integraresources.com.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CORPORATE SUMMARY

Integra Resources Corp. is a mineral resources company engaged in the acquisition, exploration and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar gold and silver project ("DeLamar Project"), consisting of the neighbouring DeLamar Deposit and Florida Mountain Deposit in the heart of the historic Owyhee County mining district in south western Idaho. The management team comprises the former executive team from Integra Gold Corp.

As at August 27, 2019, the directors and officers of the Company were:

George Salamis President, Director and CEO

Stephen de Jong Chairman and Director

Andrée St-Germain CFO and Corporate Secretary

Max Baker Vice President Exploration

Timothy Arnold Vice President Project Development

David Awram Director

Timo Juristo Director

                  Anna Ladd-Kruger     Director

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6.

The Company trades on the TSX Venture, under the trading symbol "ITR" and trades in the United States on the OTCQX under the stock symbol "IRRZF".

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2019 and 2018

The following diagram illustrates the intercorporate relationships among Integra and its subsidiaries, as well as the jurisdiction of incorporation of each entity.

Q1 & Q2 2019 IN REVIEW

Appointment

The Company appointed Mr. Timothy D. Arnold as Vice President of Project Development, in January 2019. Mr. Arnold, a Reno-based, Professional Mining Engineer, comes to Integra with over 30 years of experience in mine project development, mine permitting and mine operational management on various projects in the western USA.

Resource Update

On June 17, 2019, the Company announced that it has completed an updated NI 43-101 resource estimate for the DeLamar Project, which includes the DeLamar and Florida Mountain Deposits.

Resource update highlights included:

  3.9 Moz AuEq (2.4 Moz Au, and 116.5 Moz Ag) upgraded from inferred into measured and indicated category ("M&I"), with an average grade of 0.70 g/t AuEq (0.43 g/t Au, 21.0 g/t Ag) employing a 0.2 g/t AuEq cut-off for oxide/transitional resources, and a 0.3 g/t AuEq cut-off for unoxidized resources;
  Global inferred resources updated to 501,000 oz AuEq (343,000 oz Au, 12,240,000 oz Ag) at an average grade of 0.55 g/t AuEq (0.38 g/t Au, 13.5 g/t Ag) employing a 0.2 g/t AuEq cut-off for oxide/transitional resources, and a 0.3 g/t AuEq cut-off for unoxidized resources;

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2019 and 2018
  Approximately 90% of the DeLamar Project global resources have been upgraded to an M&I category;
  All resources are pit constrained with a low average overall strip ratio of 1.83 : 1 (2.05 : 1 for the DeLamar Deposit, and 1.31 : 1 for the Florida Mountain Deposit).

The resources update incorporates approximately 30,000m in 93 drill holes of new infill and extensional drilling completed at the DeLamar Project since Integra acquired the Project in November 2017, along with over 250,000m of drilling conducted by Kinross Gold and its predecessors. The updated resource shows a substantial conversion of inferred resources to M&I ounces, with approximately 90% of the new resource sitting in M&I. This reflects the data added to the Project through the successful confirmatory drilling, comprehensive relogging of historical drill holes, and continued compilation of historical geological information.

Please see the "Properties" section below for further details on the update resources.

Land Acquisition

The Company announced on January 21,  2019 that it has entered into an option agreement with Nevada Select Royalty Inc. ("Nevada Select"), a wholly owned subsidiary of Ely Gold Royalties Inc. ("Ely Gold") to acquire Nevada Select's interest in a State of Idaho Mineral Lease (the "State Lease") encompassing the War Eagle gold-silver Deposit ("War Eagle Property") situated in the DeLamar District, southwestern Idaho. Upon exercise of the option, Nevada Select will transfer its right, title and interest in the State Lease, subject to a 1.0% net smelter royalty on future production from the deposit payable to Ely Gold, to DeLamar Mining. Under the option agreement, Integra will pay Nevada Select US$200,000 over a period of four years in annual payments.

The Company announced on February 14, 2019 the acquisition of a highly prospective trend of multiple epithermal centers 6 km to the northwest of the DeLamar Project, a trend now referred to as the Black Sheep District. The Black Sheep District to the northwest of DeLamar is comparable in geographical size to both the DeLamar and Florida Mountain Deposits combined. As a result of our findings in Black Sheep, and in advance of a more substantial district scale exploration program, the Company has staked approximately 15 square kilometers of additional claims.

Please see the "Properties" section below for further details on the War Eagle Property and the Black Sheep District.

Exploration

The Company announced on January 10, 2019 the results from the last drill hole drilled at Sullivan Gulch from 2018. Drill hole IDM18-59 represented a 260 m step out from the nearest drill hole, and is located approximately 400 m from the current inferred resource boundary.  Drill hole IDM18-59 intercepted 2.53 g/t AuEq (1.71 g/t Au and 69.03 g/t Ag) over 109.73 m.

The Company announced results from an initial 6,970 m of its 2019 exploration drill program on May 7, 2019. Results were from four zones within the DeLamar Deposit, namely Sullivan Gulch North and South, Milestone, and Glen Silver. Highlights from the drill results include:

  Sullivan Gulch North
    IDM19-113:  0.92 grams per tonne ("g/t") gold equivalent ("AuEq") over 117.35 meters ("m"), incl. 10.15 g/t AuEq over 1.52 m

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2019 and 2018
  IDM19-114:  1.12 g/t AuEq over 283.46 m, incl. 1.48 g/t AuEq over 132.59, incl. 11.63 g/t AuEq over 1.52 m
  IDM19-115:  1.00 g/t AuEq over 332.23 m, incl. 1.67 g/t AuEq over 155.45, incl. 13.13 g/t AuEq over 3.05 m
  Sullivan Gulch South
    IDM19-102:  0.90 g/t AuEq over 99.06 m
    IDM19-103:  1.03 g/t AuEq over 83.82 m
    IDM19-105:  0.70 g/t AuEq over 178.31 m
  Milestone
    IMS18-014:  0.89 g/t AuEq over 76.20 m
  Glenn Silver
    IDM19-131:  1.11 g/t AuEq over 130.46 m

The drill results from Sullivan Gulch North and South have continued to expand what is now modelled as a semi-continuously mineralized area that measures 600 m in strike length and dips to the southwest. These results continue to demonstrate significant widths and average grades that are well above the resource cut-off grade of 0.3 g/t AuEq used in the current inferred resource estimate. These results were also some of the first to identify several select zones of high-grade gold and silver in Sullivan Gulch North that have begun to demonstrate good lateral continuity when compared to previously intersected high-grade veins in the area.

The results from Milestone highlighted the potential for expansion of the zone in relatively shallow (less  than 100 m deep) oxide and transitional gold-silver mineralization, meriting further drilling to continue defining this near-surface zone to be conducted at a later date. At Glen Silver, the drill hole reported was designed to gather sample material for oxide and transitional zone metallurgical test-work, and the results portrayed an intercept with better grade and width than expected.

Metallurgical Test-work Program

On April 8, 2019, Integra announced preliminary results from the metallurgical test-work program that is currently underway. The metallurgical sampling and test-work program is being conducted by McClelland Laboratories, Inc. in Reno, Nevada, under the supervision of Jack McPartland, Metallurgist/President at McClelland Laboratories, Inc. The test-work is aimed to address three main objectives in support of an upcoming PEA: to establish the milling characteristics of mineralization from the DeLamar and Florida Mountain Deposits; to establish the amenability of different mineralization types from both Deposits to potential heap leaching; and to provide the Company with information to establish future "trade-off" parameters of using one or both of the above means of gold-silver extraction on the project.

Interim results from the metallurgical test-work program have characterized the oxidation characteristics of the NI 43-101 inferred resource published in February of 2018. Of the total DeLamar and Florida Mountain inferred resources, approximately 24% are in oxide, 29% are in transitional, and 47% are in un-oxidized mineralization. Bottle roll sampling and preliminary column leach test-work from the Florida Mountain Area have indicated good potential amenability to future heap leaching with material from Florida Mountain. At the DeLamar Area, an exhaustive internal study spanning nearly 10 years of historic production data showed only a minor decrease in mill recoveries in mineralized material with varying mixed oxidation states. Multiple studies from the metallurgical test-work are ongoing, the findings of which will be used in support of the upcoming Preliminary Economic Assessment (PEA).

Please see the "Recent 2019 Events" section below for further details on the ongoing metallurgical test-work program.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2019 and 2018

Corporate Social Responsibility

The Company has begun proactively engaging local stakeholders with a series of formal and informal meetings focused primarily in Owyhee and Malheur Counties.  The Company aims with these meetings to promote long lasting relationships built on clear and comprehensive disclosure between itself and the neighboring stakeholders, in order to maintain transparency and to encourage confidence in its business practices and ethics.  Groups met have included local residents, businesses, ranch and land-owners, elected officials, and others.

Local initiatives participated in during this period include the Jordan Valley School Science Fair, the Owyhee County Historical Society Outpost Days, local school field trips, Owyhee Field Days, as well as the Big Loop Rodeo. A site visit with several stakeholders took place on June 25th in which visitors viewed Integra's current exploration, engineering, and water-monitoring operations.

RECENT 2019 EVENTS

On August 6, 2019, the Company announced a non-brokered offering of 14,490,696 special warrants at an issue price of $0.86 per special warrant for gross proceeds of $12,461,999. The transaction closed on August 16, 2019 and the Company paid approximately $223,560 to certain finders in connection with the offering. The special warrants will be converted into 14,490,696 free trading common shares of the Company, for no additional consideration. The Company has filed its final prospectus with respect to the warrant conversion and the share issuance on August 23, 2019 and expects the warrants to be converted into shares before the end of August.

On August 1, 2019, the Company provided an update on the ongoing metallurgical test-work program at the DeLamar Project.  The Company reported excellent heap leach recoveries in its ongoing metallurgical test-work program at the DeLamar Project. The following table provides an update on gold and silver recovery range estimates based on interim data for various processing methods to be used in the upcoming Preliminary Economic Assessment:

Deposit	Type of Material	Indicated Processing Method	Concentrate Processing	Preliminary Recovery Estimates¹)
				Au Recovery	Ag Recovery
Florida Mountain	Oxidized and Transitional	Crush (50mm), Heap Leach	N/A	80% - 90%	20% - 50%
Florida Mountain	Unoxidized	Grind (212µm), Gravity/Flotation	Regrind - Agitated Cyanidation	85% - 90%	65% - 80%
DeLamar	Oxidized and Transitional	Crush (13mm), Agglomeration, Heap Leach	N/A	65% - 80%	15% - 40%

¹) Estimated range of recoveries based on available preliminary metallurgical test data

Available test data indicates that the oxide and transitional materials from both the DeLamar and Florida Mountain Deposits behave reasonably similarly and are amenable to processing by low-cost heap leach cyanidation methods. Clay contents at the Florida Mountain Deposit are regarded as low and thus agglomeration may not be required. Higher clay contents exist at the DeLamar Deposit, thus some zones at DeLamar may require agglomeration pretreatment. Low to moderate cyanide consumptions are indicated for heap leaching of the oxide and transitional material types for both deposits. Lime or cement demand is expected to be variable.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2019 and 2018

In the case of unoxidized material from the Florida Mountain Deposit, testing in 2018-2019 has shown that the material is amenable to grinding followed by agitated cyanide leaching. However, this material type responds very well to upgrading by gravity and flotation processing. Testing has shown that the highest gold and silver recoveries were obtained by gravity concentration, followed by flotation of the gravity tails, with regrinding and agitated cyanide leaching of the flotation concentrate. Preliminary test work on Florida Mountain unoxidized composites indicate gold and silver recoveries in the range of 85% to 90% and 65% to 80% respectively, with a relatively course grind size of 212µm.

In the case of the DeLamar Project unoxidized material types, preliminary testing has generally shown that flotation gold and silver recoveries of approximately 90% can be achieved with mass pulls of approximately 10% to 15%. For unoxidized material from the DeLamar Deposit's Glen Silver area, flotation gold recoveries (70% - 90%) and silver recoveries (75% - 90%) have tended to be somewhat lower. Testing to evaluate further processing of the DeLamar flotation concentrates for recovery of gold and silver is planned. Possible processing options for gold and silver recovery from the concentrate include shipment off site for toll processing; regrinding followed by agitated cyanidation; or on-site oxidative treatment (such as pressure oxidation, roasting, or bio-oxidation), followed by agitated cyanidation of the oxidized concentrate. Further testing will be required for the evaluation of these processing options.

The ongoing metallurgical testing will be continued, with a focus on defining the metallurgical characteristics and potential extraction parameters of oxide, transitional, and unoxidized materials for each of the DeLamar and Florida Mountain resources. Processing alternatives involving both heap leaching and various milling scenarios will continue to be examined.

The results of the 2018-2019 DeLamar Project Metallurgical test-work study will be outlined in much greater detail in the upcoming PEA, scheduled for September of this year.

Q3 AND Q4 2019 OUTLOOK

As of the date of this MD&A, the Company has drilled in 2019 approximately 7,300m of RC drilling and approximately 5,300m of core drilling. Integra currently has one core drill rig in operation on Florida Mountain, where the Company plans to drill 6,500 m this year.

Net proceeds from the financing will be used to fund exploration, as well as engineering expenditures and general corporate purposes.  Exploration drilling will focus on nearby target of oxidized and transitional material at the DeLamar and Florida Mountain deposits, in addition to exploration drilling in the Black Sheep District and War Eagle Property. Development work includes metallurgical work, studies related to the PEA and commencement of a preliminary feasibility study or feasibility in Q4 2019.

Outside of the well-defined deposit footprints, much of Integra's district size 11,000 + hectare land package has never undergone modern exploration. In light of the expanded land package, the Company recently flew extensive airborne geophysical and hyperspectral surveys. The resulting data, once compiled, will be used to target upcoming grab sampling and soil sampling surveys along with future exploration drilling.

With the resource update and metallurgical data in-hand, the company initiated a PEA looking at various development and production options for the DeLamar and Florida Mountain gold-silver Deposits. Subject to the completion of further studies, the Company believes that incorporating one or more development alternatives in parallel, with mineralized material sourced from both the DeLamar and Florida Mountain Deposits, will lead to a positive preliminary outcome in terms of estimated production profiles and project economics.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2019 and 2018

The many studies underpinning Integra's maiden PEA, currently scheduled for completion in September 2019, are now complete or nearing completion. The 43-101 Technical Report filed on July 30, 2019, along with detailed engineering, environmental, metallurgical, operational, and economic studies will all be incorporated into the maiden PEA. This PEA will be an option study for the project that demonstrates multiple processing options, including heap leaching and milling.

The following is the current proposed timeline for exploration and engineering work on the DeLamar Project in 2019:

  Drilling: January through December 2019 (Ongoing)
  Revised Resource Estimate: Q2 2019 (Completed)
  Metallurgical Test-work Program: H2 2019 (Ongoing)
  Preliminary Economic Assessment: H2 2019

Stakeholder engagement will continue throughout the summer and autumn, with several site visits, community events, local meetings, and a town-hall meeting scheduled.

PROPERTIES

DeLamar Project, Idaho

The DeLamar Project consists of the neighbouring DeLamar Deposit and Florida Mountain Deposit.

The bulk of the information in this section is derived from the Technical Report and Updated Resource Estimates for the DeLamar and Florida Mountain Gold - Silver Project, dated July 30, 2019 (the "DeLamar Report") prepared by Michael M. Gustin, C.P.G., and Steven I. Weiss, C.P.G., of Mine Development Associates ("MDA"), which has been filed with Canadian securities regulatory authorities and prepared pursuant to NI 43-101.  The DeLamar Report is available for review under the Corporation's issuer profile on SEDAR at www.sedar.com.  Mr. Gustin and Mr. Weiss are Qualified Persons under NI 43-101.

Project Description, Location and Ownership

The DeLamar project consists of 675 unpatented lode, placer, and millsite claims, and 16 tax parcels comprised of patented mining claims, as well as certain leasehold and easement interests, that cover approximately 7,500 hectares in southwestern Idaho, about 80 kilometers southwest of Boise.  The property is approximately centered at 43°00′48″N, 116°47′35″W, within portions of the historical Carson (Silver City) mining district, and it includes the formerly producing DeLamar mine last operated by Kinross.  The total annual land-holding costs are estimated to be $309,581.  All mineral titles and permits are held by the DeLamar Mining Company ("DMC"), an indirect, 100% wholly owned subsidiary of Integra that was acquired from Kinross through a Stock Purchase Agreement in 2017.

Of the 284 unpatented claims acquired from Kinross, 101 are subject to a 2.0% net smelter returns royalty ("NSR") payable to a predecessor owner.  This royalty is not applicable to the current project resources. There are also six lease agreements covering 26 of the patented claims and one unpatented claim that require NSR payments ranging from 2.5% to 5.0%.  One of these leases covers a small portion of the DeLamar area resources and one covers a small portion of the Florida Mountain area resources, with 5.0% and 2.5% NSRs applicable, respectively.  The property includes 1,355 hectares under six leases from the State of Idaho, which are subject to a 5.0% production royalty of gross receipts plus annual payments of $23,252.  One of these leases has been issued and five are pending issuance.  The State of Idaho leases include very small portions of both the DeLamar and Florida Mountain resources.  Kinross has retained a 2.5% NSR royalty that applies to those portions of the DeLamar area claims that are unencumbered by the royalties outlined above.  The Kinross royalty, which does not apply to the Florida Mountain area, applies to more than 90% of the current DeLamar area resources, but this royalty will be reduced to 1.0% upon Kinross receiving total royalty payments of CAD$10,000,000.  DMC also owns mining claims and leased lands peripheral to the DeLamar project described above.  These landholdings are not part of the DeLamar project, although some of the lands are contiguous with those of the DeLamar and Florida Mountain claims and state leases.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2019 and 2018

The DeLamar project historical open-pit mine areas have been in closure since 2003.  Even though a substantial amount of reclamation and closure work has been completed to date at the site, there remain ongoing water-management activities and monitoring and reporting.  A reclamation bond of $2,778,929 remains with the Idaho Department of Lands and a reclamation bond of $100,000 remains with the Idaho Department of Environmental Quality.  A reclamation bond in the amount of $51,500 has been placed with the U.S. Bureau of Land Management ("BLM") for exploration activities on public lands.

History

Total production of gold and silver from the DeLamar - Florida Mountain project area is estimated to be approximately 1.3 million ounces of gold and 70 million ounces of silver from 1891 through 1998.  This includes an estimated 1.025 million ounces of gold and 45 million ounces of silver produced from the original De Lamar underground mine and the later DeLamar open-pit operations.  At Florida Mountain, nearly 260,000 ounces of gold and 18 million ounces of silver were produced from the historical underground mines and late 1990s open-pit mining.

Mining activity began in the area of the DeLamar project when placer gold deposits were discovered in 1863 in Jordan Creek, just upstream from what later became the town site of De Lamar.  During the summer of 1863, the first silver-gold lodes were discovered in quartz veins at War Eagle Mountain, to the east of Florida Mountain, resulting in the initial settlement of Silver City.  Between 1876 and 1888, significant silver-gold veins were discovered and developed in the district, including underground mines at De Lamar Mountain and Florida Mountain.  A total of 553,000 ounces of gold and 21.3 million ounces of silver were reportedly produced from the De Lamar and Florida Mountain underground mines from the late 1800s to early 1900s.

The mines in the district were closed in 1914 and very little production took place until the gold and silver prices increased in the1930s.  Placer gold was again recovered from Jordan Creek from 1934 to 1940, and in 1938 a 181 tonne-per-day flotation mill was constructed to process waste dumps from the De Lamar underground mine.  The flotation mill reportedly operated until the end of 1942.  Including Florida Mountain, the De Lamar - Silver City area is believed to have produced about 1 million ounces of gold and 25 million ounces of silver from 1863 through 1942.

During the late 1960s, the district began to undergo exploration for near-surface bulk-mineable goldsilver deposits, and in 1977 a joint venture operated by Earth Resources Corporation ("Earth Resources") began production from an open-pit milling and cyanide tank-leach operation at De Lamar Mountain, known as the DeLamar mine.  In 1981, Earth Resources was acquired by the Mid Atlantic Petroleum Company ("MAPCO"), and in 1984 and 1985 the NERCO Mineral Company ("NERCO") successively acquired the MAPCO interest and the entire joint venture to operate the DeLamar mine with 100% ownership.  NERCO was purchased by the Kennecott Copper Corporation ("Kennecott") in 1993.  Two months later in 1993, Kennecott sold its 100% interest in the DeLamar mine and property to Kinross, and Kinross operated the mine, which expanded to the Florida Mountain area in 1994.  Mining ceased in 1998, milling ceased in 1999, and mine closure activities commenced in 2003.  Closure and reclamation were nearly completed by 2014, as the mill and other mine buildings were removed and drainage and cover of the tailings facility were developed.

Total open-pit production from the DeLamar project from 1977 through 1998, including the Florida Mountain operation, is estimated at approximately 750,000 ounces of gold and 47.6 million ounces of silver.  From start-up in 1977 through to the end of 1998, open-pit production in the DeLamar area totaled 625,000 ounces of gold and about 45 million ounces of silver.  This production came from pits developed at the Glen Silver, Sommercamp - Regan (including North and South Wahl), and North DeLamar areas.  In 1993, the DeLamar mine was operating at a mining rate of 27,216 tonnes per day, with a milling capacity of about 3,629 tonnes per day.  In 1994, Kinross commenced open-pit mining at Florida Mountain while continuing production from the DeLamar mine.  The ore from Florida Mountain, which was mined through 1998, was processed at the DeLamar facilities.  Florida Mountain production in 1994 through 1998 totaled 124,500 ounces of gold and 2.6 million ounces of silver

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2019 and 2018

Geological Setting and Mineralization

The DeLamar project is situated in the Owyhee Mountains near the east margin of the mid-Miocene Columbia River - Steens flood-basalt province and the west margin of the Snake River Plain.  The Owyhee Mountains comprise a major mid-Miocene eruptive center, generally composed of midMiocene basalt flows intruded and overlain by mid-Miocene rhyolite dikes, domes, flows and tuffs, developed on an eroded surface of Late Cretaceous granitic rocks.

Earth Resources and NERCO geologists defined a local volcanic stratigraphic sequence in the DeLamar and Florida Mountain areas.  The DeLamar mine area and mineralized zones are situated within an arcuate, nearly circular array of overlapping porphyritic and flow-banded rhyolite flows and domes that overlie cogenetic, precursor pyroclastic deposits erupted as local tuff rings.  Integra believes the porphyritic and banded rhyolite flows and latites were emplaced along northwest-trending structures as composite flow domes.  At Florida Mountain, flow-banded rhyolite flows and domes cap a sequence of pyroclastic units that overlie basaltic lava flows.

Gold-silver mineralization has been recognized in two types of deposits: (i) relatively continuous, quartz-filled fissure veins that were the focus of late 19th and early 20th century underground mining, hosted mainly in the basalt and granodiorite and to a lesser degree in the overlying felsic volcanic units; and (ii) broader, bulk-mineable zones of closely-spaced quartz veinlets and quartz-cemented hydrothermal breccia veinlets that are individually continuous for only a few feet laterally and vertically, and of mainly less than 1.3 centimeters in width.  This second type of mineralization was mined in the open pits of the late 20th century DeLamar and Florida Mountain operations, hosted primarily by the felsic volcanic units.

The fissure veins mainly strike north to northwest and are filled with quartz accompanied by variable amounts of adularia, sericite or clay, ± minor calcite.  Much of the quartz is massive, but some has drusy or comb structure, and a lamellar (or lattice) variety is locally abundant.  Vein widths vary from a few centimeters to several meters, but the veins persist laterally for as much as several hundreds of meters.  Principal silver and gold minerals are naumannite, aguilarite, argentite, ruby silver, native gold and electrum, native silver, cerargyrite, and acanthite.  Variable amounts of pyrite and marcasite with very minor chalcopyrite, sphalerite, and galena occur in some veins.

The bulk mineable type of mineralization has been delineated is often centered on fissure veins.  This type of mineralization occurs as zones of closely spaced veinlets and fracture fillings that are hosted in felsic volcanic units.  Most of the veinlets are less than 5 mm in width and have short lengths that are laterally and vertically discontinuous.  Small veins can form pods or irregular zones up to 1- to 2centimeters wide that persist for several centimeters before pinching down to more restricted widths.  In highly silicified zones, the host units are commonly permeated by anastomosing microveinlets typically less than 0.5-millimeters wide.  Vein gangue minerals consist mainly of quartz, with minor amounts of adularia.  Naumannite, acanthite and acanthite-aguilarite solid solution are the principal silver minerals, with lesser amounts of argentopyrite, selenium-bearing pyrargyrite, selenium-bearing polybasite, cerargyrite, selenium-bearing stephanite, native silver, and native gold.  Minor selenium-bearing billingsleyite, pyrostilpnite, and selenium-bearing pearceite have also been reported.  Gold- and silverbearing minerals are generally very fine grained.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2019 and 2018

In addition to the bulk mineralization associated with veinlets, mineralized breccias have also been recognized.  These consist of close-packed angular volcanic fragments in a chalcedonic matrix are interpreted by Integra to be hydrothermal breccias.

The gold and silver mineralization at the DeLamar project is best interpreted in the context of the volcanic-hosted, low-sulfidation type of epithermal model.  Various vein textures, mineralization, alteration features, and the low contents of base metals in the district are typical of shallow lowsulfidation epithermal deposits worldwide.

Deposit Type

Based upon the styles of alteration, the nature of the veins, the alteration and vein mineralogy, and the geologic setting, the gold and silver mineralization at the DeLamar project is best interpreted in the context of the volcanic-hosted, low-sulfidation type of epithermal model.  This model has its origins in the De Lamar - Silver City district, where it was first developed by Lindgren (1900) based on his firsthand studies of the veins and altered wallrocks in the De Lamar and Florida Mountain mines.  Various vein textures, mineralization, and alteration features, and the low contents of base metals in the district are typical of what are now known as low-sulfidation epithermal deposits world-wide.  Figure 8.1, below, from Sillitoe and Hedenquist (2003), is a conceptual cross-section depicting a low-sulfidation epithermal system.  The host-rock setting of mineralization at the DeLamar project is similar to the simple model shown in Figure 8.1, with the lower basalt sequence occupying the stratigraphic position of the volcano-sedimentary rocks shown below.  The Milestone portion of the district appears to be situated within and near the surficial sinter terrace in this model.

Schematic Model of a Low-Sulfidation Epithermal Mineralizing System

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2019 and 2018

Many other deposits of this class occur within the Basin and Range province of Nevada, and elsewhere in the world.  Some well-known low-sulfidation epithermal gold and silver properties with geological similarities to the DeLamar project include the past-producing Castle Mountain mine in California, as well as the Rawhide, Sleeper, Midas, and Hog Ranch mines in Nevada.  The Midas district includes selenium-rich veins similar to, but much richer in calcite, than the veins known in the DeLamar project.  At both DeLamar and Midas, epithermal mineralization took place coeval with rhyolite volcanism, and shortly after basaltic volcanism, during middle Miocene time.

Mineral Resources

The mineral resource estimations for the DeLamar Project were completed in accordance with NI 43- 101. The modeling and estimation of the mineral resources were completed under the supervision of Michael M. Gustin, a qualified person with respect to mineral resource estimations under NI 43-101.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mineral resources have been estimated for both the Florida Mountain and DeLamar areas of the DeLamar project. The gold and silver resources were modeled and estimated by:

• evaluating the drill data statistically;

• creating low-, medium- and high-grade mineral-domain polygons for both gold and silver on sets of cross sections spaced at 30-meter intervals;

• projecting the sectional mineral-domain polygons three-dimensionally to the drill data within each sectional window;

• slicing the three-dimensional mineral-domain polygons along 6-meter-spaced horizontal and vertical planes and using these slices to recreate the gold and silver mineral-domain polygons on level plans and long sections, respectively;

• coding a block model to the gold and silver domains for each of the two deposit areas using the level-plan and long-section mineral-domain polygons;

• analyzing the modeled mineralization geostatistically to aid in the establishment of estimation and classification parameters; and

• interpolating grades into models comprised of 6x6x6-meter blocks using the gold and silver mineral domains to explicitly constrain the grade estimations.

The DeLamar project mineral resources have been estimated to reflect potential open-pit extraction and processing by a combination of heap leaching, milling / agitated leaching, and flotation.  To meet the requirement of the in-pit resources having reasonable prospects for eventual economic extraction, pit optimizations for the DeLamar and Florida Mountain deposit areas were run using the parameters summarized in Table 1 and Table 2 below.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2019 and 2018

Table 1 - Pit Optimization Cost Parameters

Table 2 - Pit-Optimization Metal Recoveries by Deposit and Oxidation State

The pit shells created using these optimization parameters were applied to constrain the project resources of both the DeLamar and Florida Mountain deposit areas.  The in-pit resources were further constrained by the application of a gold-equivalent cutoff of 0.2 g/t to all model blocks lying within the optimized pits that are coded as oxidized or transitional, and 0.3 g/t for blocks coded as unoxidized.  Gold equivalency, as used in the application of the resource cutoffs, is a function of metal prices (Table 1) and metal recoveries, with the recoveries varying by deposit and oxidation state (Table 2).

The total DeLamar project resources, which include the resources for both the DeLamar and Florida Mountain areas, are summarized in Table 3.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2019 and 2018

Table 3 - Total DeLamar Project Gold and Silver Resources

1.  Mineral Resources are comprised of all oxidized and transitional model blocks at a 0.2 g AuEq/t cutoff and all unoxidized blocks at a 0.3 g AuEq/t that lie within optimized pits

2. The effective date of the resource estimations is May 1, 2019

3. Mineral resources that are not mineral reserves do not have demonstrated economic viability

4. Rounding may result in apparent discrepancies between tonnes, grade, and contained metal content

The gold and silver resources for the DeLamar and Florida Mountain areas are reported separately in Table 4 and Table 5, respectively.

Table 4 - DeLamar Deposit Gold and Silver Resources

1.  Mineral Resources are comprised of all oxidized and transitional model blocks at a 0.2 g AuEq/t cutoff and all unoxidized blocks at a 0.3 g AuEq/t that lie within optimized pits

2. The effective date of the resource estimations is May 1, 2019

3. Mineral resources that are not mineral reserves do not have demonstrated economic viability

4. Rounding may result in apparent discrepancies between tonnes, grade, and contained metal content

Table 5 - Florida Mountain Deposit Gold and Silver Resources

1.  Mineral Resources are comprised of all oxidized and transitional model blocks at a 0.2 g AuEq/t cutoff and all unoxidized blocks at a 0.3 g AuEq/t that lie within optimized pits

2. The effective date of the resource estimations is May 1, 2019

3. Mineral resources that are not mineral reserves do not have demonstrated economic viability

4. Rounding may result in apparent discrepancies between tonnes, grade, and contained metal content

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2019 and 2018

Black Sheep District, Idaho

On February 14, 2019, Integra announced the acquisition of a highly prospective trend of multiple epithermal centers 6 km to the northwest of the DeLamar Project, a trend now referred to as the Black Sheep District ("Black Sheep" or the "District"). The District was identified in part during site visits and research by renowned epithermal geologists Dr. Jeff Hedenquist and Dr. Richard Sillitoe. Dr. Sillitoe and Dr. Hedenquist, along with Integra's exploration team led by Dr. Max Baker, mapped the area and interpreted the District to have undergone very limited erosion since the mid-Miocene mineralization event, suggesting the productive zone of mineralization is potentially located approximately 200 m beneath the surface. Minimal historical exploration did encounter gold-silver in Black Sheep; however, historic drilling was shallow, less than 100 m vertical on average, and did not enter the theorized productive zone.

The Black Sheep District to the northwest of DeLamar is comparable in geographical size to both the DeLamar and Florida Mountain Deposits combined. The nature of the mineralization and alteration in Black Sheep includes extensive sinter deposits surrounding centers of hydrothermal eruption breccia vents associated with high-level coliform banded amorphous to chalcedonic silica with highly anomalous gold, silver arsenic, mercury, antimony and selenium values. In addition to some preliminary rock chip sampling, Integra completed an extensive soil geochemistry grid over the Black Sheep District showing highly anomalous gold and silver trends over significant lengths.

In 2019, the Company will commence an extensive regional exploration program at Black Sheep. This regional exploration program will include:

  Additional rock-chip sampling and prospect scale mapping
  A regional airborne magnetic and radiometric survey
  Commissioning of the Idaho Geology Department to undertake 1:24,000 scale geological mapping of the DeLamar, Florida Mountain and Black Sheep Districts.

War Eagle Property, Idaho

On January 21, 2019, Integra announced that, through its wholly owned subsidiary, DeLamar Mining Company, it entered into an option agreement with Nevada Select Royalty, Inc. ("Nevada Select"), a wholly owned subsidiary of Ely Gold Royalties, Inc to acquire Nevada Select's interest in a State of Idaho Mineral Lease encompassing the War Eagle gold-silver Deposit ("War Eagle") situated 3 km east of Integra's Florida Mountain Deposit.

In the War Eagle Mountain District, Integra had previously acquired the Carton Claim group comprising of six patented mining claims covering 45 acres and located 750 m north of the State Lease.

War Eagle Mountain has a rich history of high-grade gold-silver production dating back to the late 1800's. The War Eagle-Florida-DeLamar geological settings, all hosting low sulphidation epithermal gold-silver are genetically related to the same mineralization forming event that occurred roughly 16 million years ago. The local geology and ore mineralogy found within the low sulphidation epithermal veins on War Eagle Mountain are similar to the regimes found at DeLamar and Florida Mountain to the west. The key difference is the host rock. Historically mined gold and silver in high grade veins at War Eagle was predominately mined and hosted by late Cretaceous age granitic rock. It should be noted that historically, the veins of War Eagle Mountain were of far higher grade compared to any other mining operations in the district, including DeLamar and Florida Mountain. Past production on these high-grade vein systems has outlined strike lengths in excess of 1 km and depth extents of up to 750 meters or more.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2019 and 2018

The following table highlights several of the best intercepts drilled by previous explorers of War Eagle Mountain, as described in historic drill data tabulations.

Drill Hole ID	From (m)	To (m)	Interval (m) (1)	g/t AuEq(2)
W14 incl	131.06 131.06	213.36 134.11	82.30 3.05	4.07 32.04
W02	56.39	62.48	6.09	9.49
W03	175.26	182.88	7.62	9.28
W06	146.30	147.83	1.52	55.03
W40	68.58	92.96	24.38	8.45
W40 incl	152.40 166.12	195.07 176.78	42.67 10.67	8.83 19.19
W51	124.97	132.59	7.62	8.04

1. The historic drill data reported in this release was developed by previous operators of the War Eagle Project prior to the introduction of NI43-101. Historic drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals are estimated to be less than 75% of the reported widths. The historic drill data was sourced from historic reports by various operators' exploration and production data and reports. Integra Resources is providing this historic data for informational purposes only, and gives no assurance as to its reliability or relevance. Integra Resources has not completed any quality assurance program or applied quality control measures to the historic data. Accordingly, the historic data should not be relied upon.

2. Gold equivalent = g Au/t + (g Ag/t ÷ 85)

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidation information of the Company as of June 30, 2019 and the years ended December 31, 2018 and 2017, prepared in accordance with IFRS. The selected consolidated financial information should be read in conjunction with the Company's audited annual consolidated financial statements.

	Six-Month Period Ended June 30, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $

Exploration and evaluation expenses	(4,988,620)	(9,512,437)	(275,968)
Operating loss	(7,845,843)	(15,396,499)	(2,553,781)
Other income (expense)	(720,867)	588,660	(2,970,096)
Net loss	(8,566,710)	(14,807,839)	(5,523,877)
Net income (loss) per share	(0.11)	(0.25)	(0.29)
Other comprehensive income (loss)	(678,220)	(105,079)	116,939
Comprehensive loss	(9,244,930)	(14,912,918)	(5,406,938)
Cash and cash equivalents	7,167,921	15,420,540	16,660,293
Restricted cash, long-term	1,948,393	2,267,778	3,646,423
Exploration and evaluation assets	56,220,532	58,422,192	59,335,430
Total assets	67,561,689	78,827,015	80,851,343
Total current liabilities	8,020,969	8,587,843	3,135,999
Total non-current liabilities	38,546,547	40,660,609	50,614,122
Working capital surplus (deficit)	(314,840)	7,335,491	13,928,742

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2019 and 2018

The current operating loss of $7,845,843 was mostly driven by exploration expenses of $4,988,620 as well as head office expenses including compensation, corporate development and marketing, office, professional fees, and stock-based compensation expenses. The significant change in 2018 compared to 2017 is mostly due to the start of exploration drilling in February 2018 (see the "Exploration and evaluation expense summary" tables below).

Other income (expense) of $720,867 (other expense) in the current period is mostly due to the reclamation accretion and foreign exchange losses, partly offset by the Company's interest and rent income. Other income (expense) of $588,660 (other income) in the year ended December 31, 2018 was mostly due to a foreign exchange gain partially offset by reclamation accretion expenses.

Other comprehensive income (loss) amounts are related to the foreign exchange translation adjustment.

Total assets in the six-month period ended June 30, 2019 decreased comparing to the years ended December 31, 2018 and December 31, 2017 mostly as a result of the cash decrease due to exploration activities, which also contributed to the working capital decrease in the current six-month period. The Company completed financings in November 2018 and October 2017, but did not during the current six-month period ended June 30, 2019. Total current liabilities significantly increased as of December 31, 2018 comparing to the year ended December 31, 2017 due to the accounts payable balance and the promissory note to Kinross (which was reclassified in 2018 from non-current liabilities to current liabilities). Total non-current liabilities significantly increased as of December 31, 2017, due to the long-term reclamation and remediation liabilities, related to the DeLamar project acquisition. Total non-current liabilities decreased by $10 million in 2018 fiscal year, comparing to the year ended December 31, 2017, due to the reclassification of the promissory note to Kinross from non-current liabilities to current liabilities in 2018 and a significant decrease of the non-current reclamation liability. The non-current reclamation liability decreased in 2018 fiscal year due to changes of future costs estimates and discount and inflation rates, which resulted in a $10 million reclamation adjustment (equally impacting the exploration and evaluation assets - see the "Reclamation adjustment" in the "Exploration and evaluation assets summary" table below). Even though the Company raised $17 million in the last quarter of 2018, there was an overall decrease in working capital as of December 31, 2018 comparing to the year ended December 31, 2017, due to cash expenditures spent on drilling, the Florida Mountain deposit acquisition, exploration expenses, and corporate general administration expenditures. In addition, the further increase in current liabilities (driven by the promissory note liability reclassification from non-current to current liabilities) also contributed to the overall working capital decrease as at December 31, 2018.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2019 and 2018

The following table outlines the exploration and evaluation assets break-down:

Exploration and Evaluation Assets Summary	Total
Balance at December 31, 2017	$59,335,430
Land acquisitions	2,776,147
Claim Staking	269,633
Technical due diligence	56,801
Legal expenses	321,520
Title review and environment	42,188
Other expenses	11,337
Promissory note interest accretion expenses	361,095
Reclamation adjustment	(9,972,051)
Depreciation*	(11,751)
Translation difference**	5,188,598
Total	58,378,947
Advance minimum royalty	43,245
Balance at December 31, 2018	58,422,192
Land acquisitions/option payments	26,174
Claim Staking	149,757
Legal expenses	1,384
Promissory note interest accretion expenses	(3,716)
Depreciation*	(4,805)
Translation difference**	(2,376,801)
Total	56,214,185
Advance minimum royalty	6,347
Balance at June 30, 2019	$56,220,532

*A staff house building with a fair market value of US$187,150 (C$244,923) has been included in the DeLamar property. This building is being depreciated.

**December 31, 2017 closing balance of US$47,298,071 (C$59,335,430), translated to C$ with the December 31, 2018 exchange rate equals to $64,524,028, resulting in a $5,188,598 translation difference; December 31, 2018 closing balance of US$42,825,239 (C$58,422,192), translated to C$ with the June 30, 2019 exchange rate equals to $56,045,391, resulting in a $2,376,801 translation difference.

Exploration and Evaluation Expense Summary for the years ended December 31, 2018 and 2017:

	Year Ended December 31, 2018	Year Ended December 31, 2017
Contract drilling	$4,625,095	$-
Other drilling related	2,487,241	-
Labour & geology consultants	849,037	14,250
Exploration (IP, sampling, travels, field costs)	459,593	214,481
Land and permitting	544,880	27,595
Metallurgy test work	116,330	-
Technical reports and studies	192,193	16,202
Community/Government affairs/Health and safety	238,068	3,440
Total	$9,512,437	$275,968

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2019 and 2018

Exploration and Evaluation Expense Summary for the six-month periods ended June 30, 2019 and 2018:

	Six-Month Period Ended June 30, 2019	Six-Month Period Ended June 30, 2018
Contract drilling	$2,183,855	$1,882,910
Other drilling related expenses	1,228,306	1,034,695
Labour & geology consultants	484,668	132,677
Exploration (IP, sampling, travels, field costs)	119,264	204,305
Land and permitting	133,394	279,713
Metallurgy test work	323,198	-
Technical reports and studies	431,802	130,649
Community/Government affairs/Health and safety	84,133	17,551
Total	$4,988,620	$3,682,500

RESULTS OF OPERATIONS

THREE-MONTH PERIOD ENDED JUNE 30, 2019

Net loss for the three-month period ended June 30, 2019 was $4,557,202 and the comprehensive loss $4,873,929, compared to a net income loss of $4,013,715 and a comprehensive loss of $4,193,618 for the same period in 2018. This variance between the comparative periods was driven mostly by exploration expenditures and foreign exchange gain (loss).

Overall, operating expenses were slightly higher in the current three-month period mostly due to compensation expenses; other non-operating expenses were higher in the current three-month period, mostly due to the foreign exchange loss versus an exchange gain in the comparative period. The variances between these two periods were primarily due to the following items:

  Exploration and evaluation expenses: the Company incurred $2,733,606 in exploration expenses during the current quarter (June 30, 2018 - $2,892,604) at the DeLamar and Florida Mountain deposits.
  Stock-based compensation: the Company incurred $335,677 in stock-based compensation in the three-month period ended June 30, 2019 (June 30, 2018 - $417,216). The variance is due to the vesting of stock options granted in 2019, throughout 2018, and during the last quarter of 2017 to new executives, employees, consultants, and directors.
  Compensation and benefits expenses: these expenses amounted to $558,461 in the three-month period ended June 30, 2019 (June 30, 2018 - $490,414). The increase is due to the addition of employees at the head-office and site administration.
  Corporate development and marketing expenses:  for the three-month period ended June 30, 2019 totaled $139,692 (June 30, 2018 - $185,820). The decrease is a result of reduced marketing activity in the current three-month period when compared with the same period in 2018.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2019 and 2018
  Other income (expense):  amounted to $390,394 (other expenses) in the three-month period ended June 30, 2019, compared to $292,532 (other income) in the comparative period, due to the foreign exchange gain (non-cash item) in 2018.
  Depreciation expenses related to the property, plant and equipment amounted to $46,877 in the three-month period ended June 30, 2019 (June 30, 2018 - $20,755) due to purchase of the new equipment items in the current three-month period.
  Depreciation expenses related to the right-of-use assets amounted to $64,479 in the current three-month period (June 30, 2018 - $Nil) due to the implementation of IFRS 16 Leases as December 31, 2018.

SIX-MONTH PERIOD ENDED JUNE 30, 2019

Net loss for the six-month period ended June 30, 2019 was $8,566,710 and the comprehensive loss $9,244,930, compared to a net income loss of $5,596,029 and a comprehensive loss of $5,899,690 for the same period in 2018. This variance between the comparative periods was driven mostly by exploration expenditures and foreign exchange gain (loss).

Overall, operating expenses were higher in the current six-month period due to an increase in exploration activities at the DeLamar and Florida Mountain deposits (the Company started exploration drilling in February 2018) during the six-month period ended June 30, 2019, compared to the comparative period; other non-operating expenses were higher in the current six-month period, mostly due to the foreign exchange loss versus a foreign. exchange gain in the comparative period. The variances between these two periods were primarily due to the following items:

  Exploration and evaluation expenses: the Company incurred $4,988,620 in exploration expenses during the current six-month period ended June 30, 2019 (June 30, 2018 - $3,682,500) at the DeLamar and Florida Mountain deposits. Those expenses were higher in the current period when compared to 2018 given the increased exploration activity.
  Compensation and benefits expenses: these expenses amounted to $1,168,327 in the six-month period ended June 30, 2019 (June 30, 2018 - $992,544). The increase is due to the addition of employees at the head-office and site administration.
  Professional fees: for the six-month period ended June 30, 2019 totaled $131,879 (June 30, 2018 - $212,934). The fees were greater in the comparative period mostly due to higher legal and audit fees. Professional fees include expenses such as legal, audit, accounting, tax, and miscellaneous consulting expenses.
  Corporate development and marketing expenses: for the six-month period ended June 30, 2019 totaled $314,471 (June 30, 2018 - $358,655). The expenses were lower due to slightly reduced marketing activity in the current six-month period.
  Stock-based compensation: the Company incurred $660,540 in stock-based compensation in the six-month period ended June 30, 2019 (June 30, 2018 - $702,006). The variance is due to the vesting of stock options granted in 2019, throughout 2018, and during the last quarter of 2017 to new executives, employees, consultants, and directors.
  Other income (expense): was $720,867 (other expenses) in the six-month period ended June 30, 2019, compared to $787,208 (other income) in the comparative period. The variance is mostly due to the foreign exchange gain (non-cash item) in 2018 compared to a foreign exchange loss (non-cash item) in 2019.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2019 and 2018
  Depreciation expenses related to the property, plant and equipment amounted to $88,756 in the six-month period ended June 30, 2019 (June 30, 2018 - $34,978) due to purchase of the new equipment items in the current three-month period.
  Depreciation expenses related to the right-of-use assets amounted to $128,911 in the current six-month period (June 30, 2018 - $Nil) due to the implementation of IFRS 16 Leases as December 31, 2018.

Net cash used by the Company in operating activities for the six-month period ended June 30, 2019 was $7,999,270 (June 30, 2018 - $5,008,211).  The variance between these two periods was mostly driven by exploration expenditures.

Investing Activities

Net cash used by the Company in investing activities for the six-month period ended June 30, 2019 was $147,865 (June 30, 2018 - $3,341,538).  Net cash used in investing activities was much higher in the comparative period due to the acquisition of the Florida Mountain Project, purchase of exploration equipment, and escrowed cash placed in a term deposit (released to the Company in the current six-month period).

Financing Activities

There was no significant cash flow from financing activities in the current period - $25,393 was related to the Q4 2018 share-issue costs invoice paid in 2019 (related to the Q4 2018 financings), and $80,091 was related to the capital lease principal payments for the current six-month period. During the comparative period, the Company received $38,112 from the exercise of brokers warrants.

SUMMARY OF SELECTED QUARTERLY INFORMATION

The following table sets forth selected quarterly financial information for each of the last eight quarters.

Quarter Ending	Revenue ($)	Net Loss ($)	Net Loss Per Share ($)
June 30, 2019	Nil	(4,557,202)	(0.06)
March 31, 2019	Nil	(4,009,508)	(0.05)
December 31, 2018	Nil	(3,258,355)	(0.04)
September 30, 2018	Nil	(5,953,455)	(0.11)
June 30, 2018	Nil	(4,013,715)	(0.07)
March 31, 2018	Nil	(1,582,314)	(0.03)
December 31, 2017	Nil	(5,228,543)	(0.26)
September 30, 2017	Nil	(251,215)	(0.02)

Net loss of $4,557,202 in the three-month period ended June 30, 2019 was driven mostly by exploration expenses, and head office expenses such as compensation, corporate development and marketing, office expenses, professional fees, and the stock-based compensation expenses, partly offset by the Company's interest and rent income.

Net losses in all 2018 quarters were driven mostly by exploration expenses, accretion expense, and G&A expenses such as compensation, corporate development and marketing, office expenses, professional fees, stock-based compensation, partially off-set by a foreign exchange gain in the first, second and fourth quarters of 2018.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2019 and 2018

Expenses were much higher in the last quarter of 2017 compared to other 2017 quarters, as the Company significantly increased corporate activity in the last quarter of 2017 and completed the acquisition of the DeLamar deposit.

LIQUIDITY AND CAPITAL RESOURCES

The Company does not have a mineral property in production and consequently does not receive revenue from the sale of precious metals. The Company has no operations that generates cash flow.  The Company has financed its operations primarily through the issuance of share capital. The continued operations of the Company are dependent on its ability to complete sufficient public equity financing or generate profitable operations in the future.

The Company had a working capital deficit of $314,840 at June 30, 2019 (December 31, 2018 - $7,335,491 working capital surplus). Working capital in the current period decreased due to a decrease in cash and cash equivalents (cash mostly spent on drilling, other exploration, and head-office expenditures). The Company raised gross proceeds of $17 million with its non-brokered and brokered financings in 2018. The $4.5 million promissory note is due to Kinross in November 2019.

The Company actively manages its liquidity using budgeting based on expected cash flows to ensure there are appropriate funds for meeting short term obligations during the year.

Please refer to "Subsequent events" section below for details on the Company's recent financings.

FINANCIAL INSTRUMENTS

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2018, filed on SEDAR at www.sedar.com  and on Integra's website at www.integraresources.com.

PROMISSORY NOTE LIABILITY

Promissory Note

In November 2017, the Company acquired the DeLamar Gold and Silver Deposit for $7.5mm in cash, of which $3.0mm cash was paid at the closing of the transaction and $4.5mm was due 18 months post closing of the acquisition (May 2019). The Company issued a non-interest bearing promissory note in the amount of $4.5mm. Management's estimate of the market interest rate for the debt was 8.5%. The determination of the fair value of the promissory note required management to use judgment, including management's estimate of a market interest rate. 25% of DeLamar's shares has been pledged as security for the promissory note and is guaranteed by Integra Holdings U.S. Inc. During the three-month period ended March 31, 2019, the maturity date of the promissory note was extended from May 3, 2019 to November 3, 2019 and the calculation has been adjusted accordingly.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2019 and 2018

	June 30, 2019	December 31, 2018
Principal amount	$4,500,000	$4,500,000
Discount on promissory note, net of accretion	(124,961)	(122,026)
Carrying value of promissory note payable	$4,375,039	$4,377,974

COMMITMENTS AND CONTINGENCIES

Net Smelter Return

A portion of the DeLamar Deposit is subject to a 2.5% NSR payable to Kinross. The NSR will be reduced to 1% once Kinross has received a total cumulative royalty payment of $10 million.

Advance Minimum Royalties, Land Access Lease Payments, and Annual Claim Filings

The Company is required to make property rent payments related to its mining lease agreements with landholders, in the form of advance minimum royalties ("AMR"). There are multiple third-party landholders, and the royalty amounts due to each of them over the life of the Project varies with each property. The Company's AMR obligation is expected to amount to approximately US$110,000 (C$143,957) in 2019 (December 31, 2018 - US$31,700 (C$43,245)), of which US$4,850 (C$6,347) has been paid in the current six-month period ended June 30, 2019. The Company anticipates paying land access lease payments and IDL rent payments of approximately US$95,000 (C$124,327) in 2019 (December 31, 2018 - US$77,816 (C$106,157)), of which US$82,232 (C$107,617) has been paid in 2019.  The Company's obligation for BML claim fees is expected to amount to US$178,045 (C$233,007) in 2019 (December 31, 2018 - US$87,305 (C$119,101)), which was paid in full subsequent to the current six-month period. The AMR, annual land lease payments, IDL rent payments, and BLM payments are greater in 2019 than in 2018 as the Company significantly increased its land package since acquiring the asset in late 2017.

LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Summaries of the changes in right-of-use assets and the capital lease liabilities for the current quarter are included in the Company's unaudited interim condensed consolidated financial statements for the three and six-month periods ended June 30, 2019 and 2018.

The Company subleased a portion of its head office to three companies and received rent income of $39,000 in the current three-month period (June 30, 2018 - $Nil), included in the unaudited interim condensed consolidated statement of operations and comprehensive loss, under the "Rent income - sublease".

Operating Leases

The Company elected not to capitalize its short-term office rent agreements (related to its Reno office space). As June 30, 2019, the Company expensed $21,601 (June 30, 2018 - $8,850) related to those short-term office rent agreements, included in the Office and site administration expenses. As June 30, 2019, the Company's short-term lease commitment was $15,159 (December 31, 2018 - $32,252).

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2019 and 2018

OFF-BALANCE SHEET ARRANGEMENTS

At June 30, 2019, the Company had no material off-balance sheet arrangements, such as guaranteed contracts, contingent interest in assets transferred to an entity, derivative instruments or any obligations that may trigger financing, liquidity, market or credit risk to the Company.

TRANSACTIONS WITH RELATED PARTIES

Related parties include the Board of Directors and officers and enterprises that are controlled or significantly influenced by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

As June 30, 2019, $142,421 (December 31, 2018 - $473,970) was owed to related parties, for payroll expenses, consulting fees, and other expenses.  Due from related parties as June 30, 2019 was $10,727 (December 31, 2018 - $40,053), related to rent and office expenses (included in the receivables) due from entities for which Integra's directors are executives.

Remuneration attributed to executives and directors for the six-month periods ended June 30, 2019 and 2018 were as follows:

	June 30, 2019	June 30, 2018
Short-term benefits*	$619,864	$496,156
Associate companies**	(25,385)	(23,743)
Stock-based compensation	440,744	506,223
Total	$1,035,223	$978,636

*Short-term employment benefits include salaries and consulting fees for key management.

**Net of payable/receivable/GST due to/from entities for which Integra's directors are executives, mostly related to rent and office expenses.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

The following tables show the break-down of the short-term benefits attributed to key management and associate companies for the six-month periods ended June 30, 2019 and 2018.

Six-month period ended June 30, 2019:

Related Parties	Total
George Salamis, Director, CEO & President	$146,444
Stephen de Jong, Director	60,000
David Awram, Director	17,862
Timo Jauristo, Director	18,000
Anna Ladd-Kruger, Director	17,862
Andree St-Germain, CFO	95,360
Max Baker, VP Exploration	112,174
Timothy Arnold, VP Project Dev.	152,162
Total	$619,864

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2019 and 2018

Six-month period ended June 30, 2018:

Related Parties	Total
Lisa McCormack, Former Director	$14,892
George Salamis, Director, CEO & President	161,716
Stephen de Jong, Director	60,000
Timo Jauristo, Director	8,092
David Awram, Director	11,961
Andree St-Germain, CFO	107,018
Max Baker, VP Exploration	132,477
Total	$496,156

Associate companies - June 30, 2019	Paid to	Received from	Net total
VRify Technology Inc. (1)	$4,200	$(8,195)	$(3,995)
Contact Gold Corp. (3)	-	(21,390)	(21,390)
Total	$4,200	$(29,585)	$(25,385)

Associate companies - June 30, 2018	Paid to	Received from	Net total
VRify Technology Inc. (1)	$11,382	$(21,623)	$(10,241)
Sandstorm Gold (2)	2,235	-	2,235
Contact Gold Corp. (3)	3,767	(19,504)	(15,737)
Total	$17,384	$(41,127)	$(23,743)

(1) Stephen de Jong, Chairman of the Company, is the CEO of VRify Technology Inc. ("VRify"). The Company paid VRify fees for its virtual reality services. VRify paid the Company rent and office expenses.

(2) David Awram, a director of the Company, is a Senior Executive Vice President at Sandstom Gold ("Sandstorm"). The Company sub-rented office space from Sandstorm for the period of August 2017 to January 2018.

(3) George Salamis, president and CEO of the Company, is a director of Contact Gold ("Contact Gold"). Contact Gold paid the Company rent and office expenses.

OUTSTANDING SHARE DATA

The following table outlines the outstanding share data as of the date of this MD&A:

August 27, 2019
Issued and outstanding common shares	77,307,511
Outstanding options to purchase common shares	7,218,500
Special warrants	14,490,696
Issued and outstanding common shares (fully diluted)	99,016,707

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2019 and 2018

SUBSEQUENT EVENTS

On August 6, 2019, the Company announced a non-brokered offering of 14,490,696 special warrants at an issue price of $0.86 per special warrant for gross proceeds of $12,461,999. The transaction closed on August 16, 2019 and the Company paid approximately $223,560 to certain finders in connection with the offering. The special warrants will be converted into 14,490,696 free trading common shares of the Company, for no additional consideration. The Company has filed its final prospectus with respect to the warrant conversion and the share issuance on August 23, 2019 and expects the warrants to be converted into shares before the end of August.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

Measurement uncertainties are described in the Company's audited consolidated financial statements for the year ended December 31, 2018.

CHANGES IN ACCOUNTING POLICIES

The Company's accounting policies are in accordance with IFRS and described in the Company's audited consolidated financial statements for the year ended December 31, 2018.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties due to the nature of its business. The Company's exploration activities expose it to various financial and operational risks that could have a significant impact on its level of operating cash flows in the future. Readers are advised to study and consider risk factors disclosed in the Company's MD&A dated April 25, 2019 for the fiscal year ended December 31, 2018 and available under the Company's issuer profile on SEDAR at www.sedar.com.

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by E. Max Baker (FAusIMM), Vice President Exploration, and Tim Arnold, Vice President Project Development, who are a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2019 and 2018

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis ("MD&A") contains "forward-looking statements" or "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  Forward-looking statements are included to provide information about management's current expectations and plans that allows investors and others to get a better understanding of the Company's operating environment, the business operations and financial performance and condition.

Forward-looking statements include, but are not limited to, statements regarding planned exploration and development programs and expenditures, the estimation of Mineral Resources (as defined herein); proposed exploration plans and expected results of exploration from the DeLamar Project; Integra's ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; and currency and interest rate fluctuations.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objections, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved (or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements.  Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company's actual financial results, performance, or achievements to be materially different from those expressed or implied herein.  Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold and silver, anticipated costs and the Company's ability to fund its programs, the Company's ability to carry on exploration and development activities, the timing and results of drilling programs, the discovery of additional mineral resources on the Company's mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects, the costs of operating and exploration expenditures, the Company's ability to operate in a safe, efficient and effective manner and the Company's ability to obtain financing as and when required and on reasonable terms.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: (i) access to additional capital; (ii) uncertainty and variations in the estimation of Mineral Resources; (iii) health, safety and environmental risks; (iv) success of exploration, development and operations activities; (v) delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; (vi) delays in getting access from surface rights owners; (vii) the fluctuating price of gold and silver; (viii) assessments by taxation authorities; (ix) uncertainties related to title to mineral properties; (x) the Company's ability to identify, complete and successfully integrate acquisitions; and (xi) volatility in the market price of Company's securities.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Six-Month Periods Ended June 30, 2019 and 2018

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  See the section entitled "Risk Factors" above for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward looking-statements contained herein are made as of the date of this MD&A and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR at www.sedar.com.

MANAGEMENT'S RESPONSIBILITY

Management is responsible for all information contained in this MD&A. The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and include amounts based on management's informed judgments and estimates. The financial and operating information included in this MD&A is consistent with that contained in the unaudited interim condensed consolidated financial statements in all material aspects.

Management maintains internal controls to provide reasonable assurance that financial information is reliable and accurate, and assets are safeguarded.

The Audit Committee has reviewed the unaudited interim condensed consolidated financial statements with management. The Board of Directors has approved these unaudited interim condensed consolidated financial statements on the recommendation of the Audit Committee.

George Salamis

President and CEO

August 27, 2019